Coca-Cola İçecek



FILE 82-35049



July 9, 2008

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

SUPPL

Attention: Office of International Corporate Finance

Re: Rule 12g3-2(b) submission by Coca-Cola İçecek A.Ş. (the "Company")

Ladies and Gentlemen:

We refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to Coca-Cola İçecek A.Ş. We hereby transmit to you, in accordance with the provisions of the Rule, the following announcement made to the Istanbul Stock Exchange on July 9, 2008.

Turkey volume increased by 11% to 195 million unit cases in 1H2008. The year started well with a high growth rate of 16% in the first quarter driven by the launch of Coca-Cola Zero in February, and the January VAT reduction which resulted in decreasing retail stock levels in 4Q07. We were also cycling a weak first quarter in 2007.

In 1H2008, both Coca-Cola Zero and Fanta contributed significantly to Sparkling beverages category growth. Despite the slowdown of the Sparkling beverages category in Turkey since the beginning of the year, CCI managed to increase its Sparkling Beverage sales compared to 1H2007.

Cappy's product portfolio was expanded with new launches, Cappy Gurme with three flavors plus Cappy Prebiotic. In addition, Nestea Cool Green and Nestea PET 1lt were also added to the Still Beverages portfolio.

International Operations' volume increased by 9% to 48 million unit cases in 1H2008. Although growth rates in Central Asia continued to be softer in the second quarter of 2008 compared to the previous year, Middle East operations performed very strongly.

Following its success in Turkey, Coca-Cola Zero was also launched in Jordan and Syria in April 2008. In addition, Coca-Cola 500 ml PET Grip Bottle and Riwa water brand were launched in Kazakhstan and Syria respectively, in May. As stated in paragraph (5)

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of the Rule, the Company understands that its furnishing the Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Kindly acknowledge receipt of this letter and the submission of the documents delivered herewith by stamping the duplicate copy of this letter and returning it in the envelope provided.

Sincerely,

Neslihan Hacar

END

**COCA-COLA İÇECEK A.Ş.**
**Genel Müdürlük:** Esenşehir Mah. Erzincan Cad. No:36, 34776 Yukarı Dudullu, Ümraniye-İstanbul Tel: 90 (216) 528 40 00 Fax: 90 (216) 365 84 67-68